SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR SHAREHOLDERS APPROVE BOEING 737 "GAMECHANGER" ORDER AT EGM

99.93% VOTE IN FAVOUR OF NEW 200 AIRCRAFT ORDER

Ryanair, Europe's favourite airline, today (28 Nov) announced that its order to purchase up to 200 Boeing "gamechanger" 737 MAX aircraft (100 firm & 100 options)  has been approved by 99.93% of shareholders who voted at its EGM in Dublin this morning. When finalised (and if all options are exercised) this deal will be valued at over $22bn at current list prices.

Ryanair is the lead customer for this new Boeing aircraft which will feature 197 seats (8 more than Ryanair's existing 737-800s), more leg room, new Boeing Sky Interiors, and CFM LEAP-1B engines, which will reduce fuel consumption by up to 18% in Ryanair's configuration and reduce noise emissions by 40%.

These aircraft will further reduce Ryanair's industry leading unit costs, and these savings will be passed on via lower fares to Ryanair's customers, which will now grow from 82m in 2014 to over 150m customers p.a. by the end of the delivery stream in FY2024.

Ryanair's Michael O'Leary said:

"Ryanair is proud and honoured to become the lead operator of Boeing's 737 "gamechanger" aircraft. This order will expand our fleet to approx 520 aircraft by 2024 and create another 10,000 new jobs for pilots, cabin crew and engineers in Europe, while allowing us to grow our traffic to over 150m p.a.

These new "gamechanger" aircraft will allow Ryanair to lower our costs and airfares, while improving our customer experience with more leg room and Boeing Sky Interiors, as part of our "Always Getting Better" customer experience improvement programme.

We wish to sincerely thank our Board and shareholders for their overwhelming support for this new "gamechanger" aircraft order."

For further information
please contact:                       Robin Kiely                            Joe Carmody
                                                 Ryanair Ltd                            Edelman Ireland
                                                 Tel: +353-1-945 1212             Tel: +353-1-6789 333
                                                 press@ryanair.com                ryanair@edelman.com
                                                 Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 28 November, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary